ANNOUNCEMENT

EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS (“EGMS”)

In accordance to Article 22 of the Articles of Association of PT INDOSAT Tbk, (hereinafter referred to as the “Company”), it is hereby announced that the EGMS of the Company, will be held on:

Date

:

Monday, July 14, 2008

Time

:

2.00 p.m. (local time) till end

Venue

:

Auditorium, Indosat Building

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Shareholders who are entitled to attend the EGMS are:

a.

For those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia (“PT KSEI”), only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. of June 26, 2008; or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or Securities Company as at 4.00 p.m. of June 26, 2008; or their authorized representative.

The invitation for the above mentioned EGMS will be advertised in the same daily newspaper on June 27, 2008.

Jakarta, June 13, 2008

PT INDOSAT Tbk

The Board of Directors